SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                     Report on Form 6-K for 24 January 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X    Form 40-F _____
                                   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


         Enclosures:

Statement made on 24 January 2006 regarding the movement in the share price of The BOC Group plc.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 24 JANUARY 2006
                  AT 12.03 HRS UNDER REF: PRNUK-2401061202-BB3A



24 January 2006

The BOC Group plc

Share price movement

The BOC Group plc (BOC) notes the recent movement in its share price and confirms that it received an unsolicited, preliminary proposal from Linde AG. The proposal was subject to a number of pre-conditions including financing, anti-trust approvals and due diligence. The Board of BOC has met together with its advisors and unanimously rejected the proposal because of its pre-conditions and its failure to value fully the growth prospects of BOC.

The Directors of BOC state their continuing confidence in the current strategy of the group to deliver growth and excellent returns to its shareholders as an independent company.

Enquiries:

The BOC Group plc
Christopher Marsay, Director, Investor Relations     01276 477222

The Maitland Consultancy                             0207 379 5151
Neil Bennett

                                    SIGNATURE



        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  24 January 2006



                                      By:   /s/   Carol Hunt
                                           ------------------------------------
                                           Name:  Carol Hunt
                                           Title: Deputy Company Secretary